Mail Stop 6010

July 16, 2007

Edward J. Noonan
Chairman of the Board of Directors and Chief Executive Officer
Validus Holdings, Ltd.
19 Par-La-Ville Road
Hamilton HM11 Bermuda

> **Re: Validus Holdings, Ltd.**
> **Registration Statement on Form S-1, Amendment 4**
> **Filed July 5, 2007**
> **File No. 333-139989**

Dear Mr. Noonan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Use of Proceeds, page 37

1. You currently state specific uses for $191.9 million of the $311.3 million estimated proceeds.

   - Please state the approximate amount of proceeds from this offering that you plan to contribute to Validus Re.

- • We note you plan to use some proceeds for "general corporate purposes," including a $3 million payment to Aquiline. Please specify any other uses currently described as "general corporate purposes," and state an approximate dollar amount for each. See Item 504 of Regulation S-K.

Relationships with Our Founder and Sponsoring Investors and their Related Parties, page 143

2. We note that among the revisions pursuant to comment 3, you state that Goldman Sachs and Merrill Lynch received "customary fees" for their services in connection with the Talbot acquisition. Please state the amount of these fees. See Item 404(a)(4) of Regulation S-K.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jim Peklenk at (202) 551-3661 or Jim Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

                                                Sincerely,

                                                Jeffrey Riedler
                                                Assistant Director

cc: Michael A. Becker, Esq.
        John Schuster, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, New York 10005